STATEMENT OF FINANCIAL CONDITION

HRT Financial LP
December 31, 2021
With Report of Independent
Registered Public Accounting Firm

HRT Financial LP

Statement of Financial Condition

December 31, 2021

Contents



Ernst & Young LLP
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New York, NY 10001

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Report of Independent Registered Public Accounting Firm

To the Partners of HRT Financial LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HRT Financial LP (the "Partnership") as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Partnership's auditor since 2013.

February 25, 2022

HRT Financial LP

Statement of Financial Condition

December 31, 2021

(in thousands)

Assets

Cash and cash equivalents	$	287,140
Restricted cash		1,000
Collateralized agreements:		
Securities borrowed		3,241,141
Securities purchased under agreements to resell		23,055
Receivable from broker-dealers, exchanges, and clearing organizations		2,543,500
Financial instruments owned, at fair value		18,807,765
Other assets		41,926
Total assets	$	24,945,527

Liabilities and Partners' Capital

Due to affiliates	$	23,276
Payable to broker-dealers, exchanges, and clearing organizations		683,957
Collateralized agreements:		
Securities loaned		12,798,639
Securities sold under agreements to repurchase		777,770
Financial instruments sold, not yet purchased, at fair value		7,869,944
Accounts payable and accrued liabilities		24,203
Total liabilities	$	22,177,789
Partners' capital		
Total partners' capital		2,767,738
Total liabilities and partners' capital	$	24,945,527

See accompanying Notes to Statement of Financial Condition.

HRT Financial LP

Notes to Statement of Financial Condition

1. Organization and Nature of Business

HRT Financial LP ("HRTF" or the "Partnership") is a Delaware limited partnership. HRTF is 98% owned by Hudson River Trading LLC ("HRT") and 2% by HRT GP LLC. HRT and HRT GP LLC are collectively known as the "Partners."

HRTF is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Securities Investor Protection Corporation ("SIPC") and is licensed to transact on various exchanges. The Partnership acts as a dealer in securities and is a market maker on various exchanges. The Chicago Board Options Exchange is HRTF's designated examining authority.

HRTF provides liquidity to financial markets and trades financial instruments utilizing a proprietary electronic trading system. The Partnership is managed and operated as one business. Accordingly, the Partnership operates under one reportable segment. HRTF self-clears United States ("US") equity securities and clears its remaining trading activity through unaffiliated clearing firms on a fully disclosed basis using clearing agreements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition and the reported amounts reflected in Partners' capital during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash maintained at global banks. HRTF defines cash equivalents as short-term highly liquid interest-bearing investments with original maturities at the time of purchase of three months or less. As of December 31, 2021, Cash and cash equivalents primarily included cash in bank deposit accounts.

2. Summary of Significant Accounting Policies (continued)

Collateralized Agreements and Financings

In accordance with Accounting Standards Codification ("ASC") 860, *Transfers and Servicing*, Securities borrowed and securities loaned transactions are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. In these transactions, HRTF receives cash from the borrower of the securities, or deposits cash with the lender of the securities. The Partnership monitors the market value of securities borrowed and securities loaned on a daily basis with additional collateral obtained or refunded as necessary.

The Partnership enters into securities borrowed and securities loaned transactions as part of its normal course of business. The Partnership is generally permitted to repledge the securities borrowed and use them to deliver to counterparties to cover short positions, whereas securities loaned transactions help finance the Partnership's securities inventory.

The Partnership also enters into Securities purchased under agreements to resell (resale agreements) and Securities sold under agreements to repurchase (repurchase agreements) as part of its normal course of business. These agreements are treated as collateralized financing transactions and are recorded at contract value plus accrued interest, which approximates fair value. The Partnership's custodian takes possession of the underlying collateral securities with a fair value approximately equal to the principal amount of the repurchase transaction. For reverse repurchase agreements, the Partnership typically requires delivery of collateral with a fair value approximately equal to the carrying value of the relevant assets in the Statement of Financial Condition. The Partnership does not net securities purchased under agreements to resell transactions with securities sold under agreements to repurchase transactions entered into with the same counterparty. These agreements are collateralized by US government obligations.

Interest related to the transactions described above are reflected within Partners' capital.

For trade settlement purposes, the Partnership has a fully committed line of credit of $450.0 million and also maintains an uncommitted line of credit of $200.0 million with a global bank (the "Lender"). All borrowings are fully collateralized with securities pledged to the Lender, acting as administrative agent for the fully committed line and on its own behalf for the uncommitted line. As of December 31, 2021, the Partnership did not have any outstanding borrowings under either of these two lines of credit.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

Financial instruments owned, at fair value and Financial instruments sold, not yet purchased, at fair value are carried at fair value on a recurring basis with changes in fair value reflected in Partners' capital under various accounting literature and principally applicable industry guidance, such as ASC 940, *Financial Services – Brokers and Dealers*, ASC 815, *Derivatives and Hedging* ("ASC 815") and ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and determines disclosure requirements associated with the use of fair value requirements.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The changes in fair value of the Partnership's algorithmically traded financial instruments above are reflected in Partners' capital.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

The Partnership records Financial instruments owned, at fair value, and Financial instruments sold, not yet purchased, at fair value, including related trading gains and losses and related expenses on a trade date basis. Amounts receivable and payable for financial instruments transactions that have not reached their contractual settlement date are recorded, respectively, in the Statement of Financial Condition under Receivable from and Payable to broker-dealers, exchanges and clearing organizations.

Financial instruments sold, not yet purchased, at fair value include obligations to purchase financial instruments at a future date. Such obligations have market risk to the extent subsequent market fluctuations may require the Partnership to repurchase such financial instruments at prices in excess of the market value reflected in the Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Trading gains consists of revenues and expenses resulting from the Partnership's algorithmic trading strategies. Trading gains are recognized on a trade date basis.

Dividends are recorded on the ex-dividend date, and interest is recognized on an accrual basis.

Commissions, Execution, Clearance and Other Transaction Related Expenses

Commissions, execution, clearance and other transaction related expenses includes fees charged by third-party clearing brokers, transactional fees charged by exchanges, and other transactional-based fees incurred in the normal course of business. Such expenses are recorded on a trade date basis.

Remeasurement of Foreign Currencies

Assets and liabilities denominated in currencies other than the Partnership's functional currency of US Dollars are remeasured at the rates of exchange prevailing at the close of business at the Statement of Financial Condition date with resulting gains and losses reflected in Partners' capital. Transactions in currencies other than HRTF's functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. Foreign exchange spot rates are obtained via Reuters daily. Foreign exchange gains and losses are reflected in Partners' capital.

Income Taxes

The Partners are disregarded entities for US tax purposes and owned by the same entity, therefore the Partnership is also a disregarded entity for US tax purposes. Therefore, no provision has been included in the financial statements for US federal, state, or city income taxes, or for income taxes in other relevant jurisdictions.

As of December 31, 2021, HRTF determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, Income Taxes ("ASC 740"), and accordingly, management has concluded that no additional ASC 740 disclosures are required.

3. Receivable from and Payable to Broker-Dealers, Exchanges and Clearing Organizations

As of December 31, 2021, Receivable from and Payable to broker-dealers, exchanges and clearing organizations primarily represents amounts due for unsettled trades, open equity in futures transactions, securities failed to deliver, deposits of cash or other short-term financial instruments held by other clearing organizations, cash held by broker-dealers, rebates receivable from broker-dealers and exchanges, debit balances, fees and commissions payable, and securities failed to receive.

Amounts Receivable from and Payable to broker-dealers, exchanges, and clearing organizations as of December 31, 2021, consist of the following:

(in thousands)

	Receivable	Payable
Broker-dealers and exchanges	$ 1,385,455	$ 630,122
Clearing organizations		
Cash deposits	938,750	—
Unsettled trades, net	—	27,600
Securities failed to receive/deliver	196,685	15,871
Other	22,610	10,364
	$ 2,543,500	$ 683,957

4. Fair Value Measurement

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

4. Fair Value Measurement (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: These are inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Partnership has the ability to access at the measurement date.

Level 2: These are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: These are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Partnership's own data.

All financial instruments classified as Level 1 are priced electronically at the closing price published by the listing exchange, clearinghouse, or third-party pricing service, as applicable.

As of and during the year ended December 31, 2021, HRTF did not hold any financial instruments that met the definition of Level 3.

Notes to Statement of Financial Condition (continued)

4. Fair Value Measurement (continued)

The following tables present the Partnership's fair value hierarchy of financial instruments as of December 31, 2021:

(in thousands)

Assets

Description	Total		Fair Value Measurement Level 1		Level 2	
Financial instruments owned, at fair value						
Equities	$	18,385,263	$	18,385,263	$	—
Options		167,952		167,952		—
US government obligations		254,550		254,550		—
	$	18,807,765	$	18,807,765	$	—
Receivable from broker-dealers, exchanges, and clearing organizations						
Listed futures contracts	$	5,560	$	5,560	$	—
	$	5,560	$	5,560	$	—

Liabilities

Description	Total		Level 1		Level 2	
Financial instruments sold, not yet purchased, at fair value						
Equities	$	7,648,982	$	7,648,982	$	—
Options		175,231		175,231		—
US government obligations		45,731		45,731		—
	$	7,869,944	$	7,869,944	$	—
Payable to broker-dealers, exchanges, and clearing organizations						
Listed futures contracts	$	154,042	$	154,042	$	—
	$	154,042	$	154,042	$	—

4. Fair Value Measurement (continued)

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet or measured at fair value on a recurring basis are carried at cost which approximates fair value due to their short-term nature and generally negligible credit risk.

These instruments include Cash equivalents, Securities borrowed, Securities purchased under agreements to resell, Securities sold under agreements to repurchase, Securities loaned, components of Receivable from broker-dealers, exchanges and clearing organizations, certain Other assets, components of Payable to broker-dealers, exchanges and clearing organizations, and certain Accounts payable and accrued liabilities. Cash equivalents are considered Level 1 financial assets while the financial instruments above in the Statement of Financial Condition are considered Level 2.

5. Financial Instruments with Off-Balance Sheet Risk

The Partnership enters into futures and options contracts within its normal course of business. Such contracts are carried at fair value and have off-balance sheet risk. Unrealized gains and losses on these derivative contracts are reflected in Partners' capital and represent the fair value of future cash flows.

The credit risk of listed futures contracts is limited since futures exchanges generally require the daily cash settlement of unrealized gains and losses on open contracts with the futures exchange. Futures contracts may be settled by physical delivery of the underlying asset, cash settlement on the settlement date or by entering into an offsetting futures contract with the futures exchange prior to the settlement date. The credit risk of options are limited to the unrealized gains recorded in the Statement of Financial Condition.

The notional amounts of listed futures contracts and options held reflect the contractual basis upon which daily mark to market calculations are computed and do not reflect the amount at risk. Unrealized gains or losses, rather than notional amounts, represent the fair value of future cash flows. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market volatility.

5. Financial Instruments with Off-Balance Sheet Risk (continued)

The fair value and gross notional amounts of the Partnership's derivative contracts consisted of the following as of December 31, 2021:

(in thousands)
Assets

Contract types	December 31, 2021	
	Fair Value	Notional
Financial instruments owned, at fair value		
Options	$ 167,952	$ 35,596,799
Receivable from broker-dealers, exchanges, and clearing organizations		
Listed futures contracts	$ 5,560	$ 95,920

Liabilities

Contract types	Fair Value	Notional
Financial instruments sold, not yet purchased, at fair value		
Options	$ 175,231	$ 33,663,724
Payable to broker-dealers, exchanges, and clearing organizations		
Listed futures contracts	$ 154,042	$ 9,650,005

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. The Partnership does not apply hedge accounting as defined in ASC 815, as all financial instruments are recorded at fair value. Exposure to market risk is managed in accordance with risk limits set by senior management, and by buying or selling instruments or entering into offsetting positions.

6. Collateralized Transactions

The Partnership is permitted to sell or repledge securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver these securities to counterparties or clearing organizations to cover short positions. As of December 31, 2021, substantially all of the securities received as collateral have been repledged. The fair value of the securities received as collateral as of December 31, 2021 is summarized in the table in Note 7.

Notes to Statement of Financial Condition (continued)

6. Collateralized Transactions (continued)

As of December 31, 2021, Financial instruments owned and pledged, where the clearing organization has the right to repledge consisted of $12,507 million of equity securities.

The following table presents the total gross balance of liabilities recognized in the Statement of Financial Condition for securities lending transactions by remaining contractual maturity of the agreements as of December 31, 2021:

(in thousands)

	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities loaned	$ 10,873,639	$ 1,925,000	$ —	$ —	$ 12,798,639
Securities sold under agreements to repurchase	777,770	—	—	—	777,770
	$ 11,651,409	$ 1,925,000	$ —	$ —	$ 13,576,409

7. Assets and Liabilities Subject to Netting

The Partnership manages credit exposure from certain transactions by entering into master securities loan agreements and collateral agreements with certain counterparties. The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the counterparty following a default. The Partnership does not net the amounts eligible for offsetting upon counterparty default related to these balances in the Statement of Financial Condition.

7. Assets and Liabilities Subject to Netting (continued)

The table below represents these assets and liabilities, which are subject to a netting arrangement upon the event of a default under the applicable master securities loan agreement, as of December 31, 2021:

(in thousands)

| | Gross Amounts Recognized | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts of Assets Presented in the Statement of Financial Condition | Gross Amounts Not Offset in the Statement of Financial Condition | | Net Amount |
				Financial Instruments	Cash Collateral Received	
Assets						
Securities borrowed	$ 3,241,141	$ —	$ 3,241,141	$ (3,141,730)	$ —	$ 99,411
Securities purchased under agreements to resell	23,055	—	23,055	(23,055)	—	—
	$ 3,264,196	$ —	$ 3,264,196	$ (3,164,785)	$ —	$ 99,411
Liabilities						
Securities loaned	$ 12,798,639	$ —	$ 12,798,639	$ (12,507,098)	$ —	$ 291,541
Securities sold under agreements to repurchase	777,770	—	777,770	(777,363)	—	407
	$ 13,576,409	$ —	$ 13,576,409	$ (13,284,461)	$ —	$ 291,948

8. Risks

HRTF's trading activities involve execution, settlement and financing of various trading transactions. These activities may expose the Partnership to off-balance sheet credit and market risk in the event HRTF's clearing brokers are unable to complete a transaction.

As part of its normal brokerage activities, HRTF may sell financial instruments not yet purchased. Financial instruments sold, not yet purchased, at fair value represent obligations of HRTF to deliver specified financial instruments at the contracted prices, thereby creating the liability to repurchase such financial instruments in the market at prevailing prices. These transactions result in off-balance-sheet risk, as HRTF's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased, at fair value may exceed the amount recognized in the Statement of Financial Condition. Financial instrument positions are monitored on a daily basis to address the Partnership's risks as identified and described below.

8. Risks (continued)

Counterparty Credit Risk

In the normal course of business, certain of the Partnership's financial instruments transactions, money balances, and security positions are transacted with several brokers and counterparties. HRTF is subject to credit risk to the extent any broker or counterparty with which it conducts business is unable to fulfill its contractual obligations to HRTF.

HRTF maintains its cash and securities in bank deposit and brokerage accounts, which, at times, may exceed federally insured limits or may not be insured. The Partnership is exposed to the risk that third parties will not perform their obligations and such third parties will owe the Partnership money, financial instruments or other assets. These parties may default on their obligations to the Partnership due to bankruptcy, lack of liquidity, operational failure or other reasons.

The Partnership has not experienced any material losses due to such exposure and believes it is not exposed to any significant credit risk.

Market Risk

Market risk is the risk of loss resulting from adverse changes in market rates and prices, such as interest rates.

Concentration

For strategies that clear through brokers, HRTF is dependent on its current clearing brokers to execute its trading strategies and the replacement of these services could take a few months, thereby affecting the normal operations of the Partnership.

Foreign Currency Risk

A portion of HRTF's normal business activities are denominated in various currencies outside HRTF's functional currency, which in turn creates foreign currency exposure.

9. Partners' Capital

In accordance with HRTF's limited partnership agreement, profits and losses are allocated to Partners according to their respective interests in the Partnership.

Partners have redemption rights which contain certain restrictions with respect to rights of withdrawal from HRTF as specified in its limited partnership agreement. The Partnership is also subject to the restriction of withdrawals of capital as outlined in Rule 15c3-1 of the Securities Exchange Act of 1934.

10. Transactions with Affiliates

HRTF has an agreement with HRT that covers support services provided by HRT employees, non-fixed compensation for such employees, income taxes related to HRTF's profits, fixed expenses, and office space utilized by HRTF. Expenses from this agreement are reflected in Partner's capital. As of December 31, 2021, payables from this agreement due to HRT make up substantially all of the $23.3 million of payables recorded in Due to affiliates on the Statement of Financial Condition.

11. Guarantees

ASC 460, Guarantees ("ASC 460"), requires HRTF to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Notes to Statement of Financial Condition (continued)

11. Guarantees (continued)

Indemnifications/Other Guarantees

In the normal course of its business, HRTF indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with providing services to the Partnership. The maximum potential amount of future payments that HRTF could be required to make under its indemnifications and guarantees cannot be estimated. However, HRTF believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

12. Commitments and Contingencies

HRTF may be named as a defendant in certain litigation, arbitration, and regulatory actions arising out of its activities as a broker dealer in financial instruments. Management believes that as of December 31, 2021, that HRTF is not subject to any litigation, arbitration, or regulatory action that requires an accrual to be made in accordance with ASC 450, "Loss Contingencies."

The Partnership is a member of two clearinghouses that clear and/or settle securities. Associated with one of its memberships, the Partnership posts collateral to secure its settlement obligations.

In the event of systemic or counterparty failure, a clearinghouse will follow its close out and loss allocation procedures as detailed in its rules, and the Partnership may be required to share in any losses. Any potential contingent liability under these membership agreements cannot be estimated. The Partnership has not recorded any contingent liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements related to a systemic or counterparty failure is remote.

13. Regulatory Requirements

HRTF is subject to the SEC Rule 15c3-1 which requires the maintenance of minimum net capital. HRTF has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital (as described in the Rule), equal to the greater of $1 million or 2% of aggregate debit balances (as described in the Rule). As of December 31, 2021, HRTF had net capital of $1,401 million which exceeded its minimum requirement of $1 million by $1,400 million.

The Partnership self-clears its trading activities in US equity securities, and is therefore subject to SEC Rule 15c3-3. However, as of December 31, 2021, and throughout the year, HRTF did not carry securities accounts for third-party customers or perform custodial functions related to third-party customer securities. Consequently, as of December 31, 2021, there are no amounts required to be reserved in accordance with SEC Rule 15c3-3.

Proprietary balances, if any, held at HRTF's clearing brokers are considered allowable assets for net capital purposes, pursuant to agreements between the Partnership and the clearing brokers.

14. Subsequent Events

The Partnership has performed an evaluation of subsequent events through February 25, 2022, which is the date the Statement of Financial Condition were available to be issued. During this time, the Partners have withdrawn $150 million. There have been no additional material subsequent events that occurred during such period that would be required to be recognized in the Statement of Financial Condition as of and for the year ended December 31, 2021.